DURA PRODUCTS INTERNATIONAL INC.


                               STOCK OPTION PLAN


ADOPTION
At  the  1996  annual  and  special  meeting  of  shareholders,   Dura  Products
International Inc's (the "Company") stock option plan (the "1996 Plan") was approved. At the 1997 annual and special meeting of shareholders, the Company's 1996 Plan was amended to increase the Common Shares issuable pursuant to the 1996 Plan.

ISSUER
Common Shares of Dura Products International Inc. will be issued pursuant to the stock option plan.

NUMBER
The number of Common Shares subject to options granted under the 1996 Plan (and under all other management options and employee stock purchase plans) is limited, in the aggregate, to 5,000,000.

The maximum number of Common Shares which may be reserved for issuance to any one person, including insiders of the Company under the 1996 Plan, is not limited except to the extent that at no time may such number exceed 5% of the number of issued and outstanding common shares.

ELIGIBILITY
Eligibility for participation in the 1996 Plan is restricted to directors, officers, employees and consultants of the Company and its affiliates and other designated persons and their personal holding companies and registered retirement savings plan (RRSP).

PRICE
The exercise price of any option granted under the 1996 Plan may not be less than the fair market value (e.g., the prevailing market price) of the Common Shares at the time the option is granted.

TERM
Options issued under the 1996 Plan may be exercised during a period determined by the board of directors which cannot exceed five years and are subject to earlier termination upon the termination of the optionees employment, upon the optionee ceasing to be a director and/or officer of the Company or any subsidiary, or upon the retirement, permanent disability or death of an optionee.






OTHER RESTRICTIONS/CONDITIONS
Options issued under the 1996 Plan may have vesting provisions as determined by the board of directors.

The options issued under the 1996 Plan are non-transferable.

The Company does not provide any financial assistance to participants under the 1996 Plan to facilitate purchase of Common Shares.